FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006
Commission File Number: 333-109343
Paramount Resources Ltd.
(Translation of registrant’s name into English)
888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes       No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS
The following exhibits are filed as part of this Form 6-K

Exhibit 99.1	By-law No. 1

Exhibit 99.2	Code of Conduct

Exhibit 99.3	Code of Ethics

Exhibit 99.4	Whistleblower Policy

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2006

PARAMOUNT RESOURCES LTD. (Registrant)

By:	/s/ Charles E. Morin

Name:	Charles E. Morin
Title:	Corporate Secretary

EXHIBIT INDEX
Exhibit No.

Exhibit 99.1	By-law No. 1

Exhibit 99.2	Code of Conduct

Exhibit 99.3	Code of Ethics

Exhibit 99.4	Whistleblower Policy